

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Mail Stop 3561

December 11, 2017

Yuying Zhang
Chief Executive Officer
Shineco, Inc.
Room 1001, Building T5, DaZu Square
Daxing District, Beijing
People's Republic of China

      Re: Shineco, Inc.
             Registration Statement on Form S-3
             Filed November 21, 2017
             File No. 333-221711

Dear Mr. Zhang:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Exhibits

1. We note that you are registering debt securities under the registration statement. Please file the Form of Indenture, referenced in the Exhibit Index as Exhibit 4.1, in a pre-effective amendment to the registration statement. For further guidance, please refer to Trust Indenture Act Compliance and Disclosure Interpretations 201.02 and 201.04.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact John Stickel at (202) 551-3324 or me at (202) 551-3217 with any questions.

Sincerely,

/s/ J. Nolan McWilliams

J. Nolan McWilliams
Attorney-Advisor
Office of Transportation and Leisure